

February 25, 2015

Via E-mail
Michael Davis Lawyer
Chief Executive Officer
Aquarius Cannabis Inc.
2549 Cowley Drive
Lafayette, CO 80026

> **Re:** **Aquarius Cannabis Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 10, 2015**
> **File No. 333-200932**

Dear Mr. Lawyer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 1. Please supplementally advise us as to the identity of the public relations firm and social media firm that were directed by management to create the press release identified in our initial comment. Please also indicate whether your public relations firm and social media firm has prepared other similar publications for dissemination. Please also discuss any compensation that your public relations firm and social media firm received for issuing these press releases.

2. We note that your website includes an article labeled "Goodbye Commodity Weed, Hello Marijuana Brands" dated December 13, 2014 and that this article indicates that you are "currently negotiating opportunities for angel investors." We also note on page II-2 that "[d]uring the period July 23, 2014 to October 24, 2014, Aquarius Colorado sold through a Regulation D Rule 506 offering convertible promissory notes to no more than 35 unaccredited investors for an aggregate offering price of $445,000." Please

supplementally provide us with a detailed analysis regarding why the solicitation for angel investors should not be integrated with your prior private offering under Rule 506 of Regulation D. Please refer to Securities Act Release No. 4552 (Nov. 6, 1982) and Questions 139.25 of our Securities Act Sections Compliance and Disclosure Interpretations for further guidance.

3. Please supplementally provide your analysis as to why the solicitation for angel investors should not be integrated with your concurrent public offering. Please refer to Securities Act Release No. 8828 (Aug. 3, 2007) and Questions 139.25 of our Securities Act Sections Compliance and Disclosure Interpretations for further guidance.

4. We note your response to prior comment 13 and that you removed the statement that you "could be deemed to be participating in marijuana cultivation, which remains illegal." We also note your response to prior comment 18 that you removed the statement that you "are potentially exposed to criminal liability and property seizure." Please restore these statements.

Prospectus Summary
Overview, page 1

5. We note your disclosure that you entered into an agreement with a client to provide marketing and sales development services. Please revise your disclosure to identify this customer.

6. We note your response to prior comment 5. Please remove the statement that you "believe that [you] will be the first company with multiple medical marijuana and recreational marijuana brands distributed in multiple states."

7. We note your response to prior comment 6 and your revised disclosure that you have contracted with an "experience grower to develop growing methods and a horticulture specialist to develop environmental designs." Please revise your disclosure to identify the parties with which you have contracted and discuss the material terms of these arrangement including payment obligations, duration, and exclusivity. Please also file any underlying agreement as an exhibit to the registration statement.

8. We note your response to prior comment 7. Please revise your disclosure on pages 3 and 9 to disclose your election under Section 107(b) of the JOBS Act. Disclosure that you "may elect" to use the extended transition period is inappropriate as you must make such election at the time of filing.

9. We note your response to prior comment 10. Please revise your disclosure to specifically state that the FDA has not approved the sale of marijuana for any medical application.

<u>Risk Factors, page 6</u>

10. We note your response to prior comment 26. Please discuss the risks to your business associated with relying on a third party entity to maintain the genetic bank of mother plants and/or tissue cultures associated with your brand.

<u>Once we start our operations . . ., page 6</u>

11. We note your response to prior comment 15. Please expand your disclosure to discuss why some lenders may not be willing to provide you with financing. In this regard, please discuss the Bank Secrecy Act.

<u>Description of Business, page 24</u>

12. We note your response to prior comment 2 and 17. We also note that Aquarius Cannabis, a Delaware corporation, was designed to own and market consistent, reliable and recognizable cannabis brands, and has a similar business plan to Aquarius Cannabis, a Nevada corporation. Additionally, we note that Mr. Lawyer and Mr. Grede were named as directors of Aquarius Cannabis, Nevada, as of June 17, 2014 and that Mr. Lawyer is the President and Secretary. In light of the overlapping business plans and ownership of these entities please advise us of the following:

- How the overlapping business plans and ownership of Aquarius Cannabis, Delaware, impact the registrant;
- Whether any assets or intellectual property has been transferred from Aquarius Cannabis, Delaware, to Aquarius Cannabis, Nevada;
- The current status of Mr. Grede and Mr. Lawyer's affiliation with Aquarius Cannabis, Delaware; and
- The current ownership of your domain and logo which appears to be shared by both Aquarius Cannabis, Delaware, and Aquarius Cannabis, Nevada.

<u>Market Overview, page 24</u>

13. Please revise your disclosure to discuss any affiliation with the ArcView Group. Please also discuss the extent to which you have commissioned or otherwise contracted with the ArcView Group to provide the market overview data reflected in the prospectus.

<u>Dividends, page 22</u>

14. We note your response to prior comment 20. Please supplementally advise us where you have revised your disclosure to include a legal description of your common stock and preferred stock's dividend rights.

Competition, page 27

15. We note your response to prior comment 29 that you do not risk the forfeiture to the Federal Government of any assets due to operating an illegal enterprise. Please expand your disclosure to discuss how your potential liability differs from the types of service providers you identify in that you are a marijuana-related business and marijuana remains illegal under federal law.

16. We note on page 27 that a company is branding their concentrates around "experience." Please expand your disclosure to explain what you mean by "experience."

Employees, page 28

17. We note your response to prior comment 33. Please supplementally provide us with an analysis supporting your explanation that Mr. Lawyer and Mr. Grede are not employees under Nevada Law but are independent contractors because their agreements are with Aquarius Holdings LLC, a wholly owned subsidiary of Aquarius Cannabis Inc.

Summary Compensation Table, page 38

18. We note your disclosure at page 39 that Mr. Grede receives compensation of $4,000 per month from December 1, 2014 through March 31, 2015 and 75,000 shares of common stock for services rendered from September 1, 2014 through December 31, 2014. We also note your disclosure that Mr. Lawyer receives compensation of $12,500 per month from December 1, 2014 and 60,000 shares of common stock for services rendered from September 1, 2014 through December 31, 2014. Item 402(n)(2) of Regulation S-K requires the disclosure of the dollar value of base salary and bonus (cash and non-cash) earned by the named executive officer during the fiscal year covered in the summary compensation table. Please revise your summary compensation table to reflect the cash and stock awards earned by Messrs. Grede and Lawyer in 2014.

Management Fees – Related Parties, page 41

19. We note on page 21 that TAG, an entity controlled by Mr. Lawyer, will receive certain payments for company use of Mr. Lawyer's home. Please expand your disclosure to discuss the payments that you plan to make for use of Mr. Lawyer's home.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jim Peklenk at (202) 551-3661 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: Gregg E. Jaclin, Esq.
Szaferman, Lakind, Blumstein & Blader, PC
101 Grovers Mill Road, Suite 200
Lawrenceville, NJ 08648